sembcorp

RECEIVED

2009 NOV 23 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

6 November 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09047344

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dlw 11/23

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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	06-Nov-2009 17:29:24
Announcement No.	00094

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2009

Attachments

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- SCI_9M09_PressRelease.pdf
- SCI_9M09_ResultsSlides.pdf

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PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP 9M2009 PATMI GROWS 4% TO S$424 MILLION

SINGAPORE, November 6, 2009 – Sembcorp Industries (Sembcorp) reported a profit after tax and minority interest (PATMI) of S$423.7 million for the first nine months of 2009 (9M2009). This represented a 4% growth compared to 9M2008. Profit before tax grew 5% from S$684.5 million to S$720.1 million, while turnover stood at S$7.2 billion. For the third quarter of 2009 (3Q2009), Group PATMI was up 2% to S$148.1 million while profit before tax grew 2% to S$255.4 million. 3Q2009 turnover grew from S$2.5 billion to S$2.6 billion. Cash and cash equivalents stood at a strong S$2.4 billion.

The Utilities and Marine businesses continued to be Sembcorp's main profit contributors, accounting for 94% of 9M2009 Group PATMI. Marine's contribution to Group PATMI in 9M2009 rose 12% from S$220.5 million to S$247.9 million. Utilities' 9M2009 PATMI was S$151.2 million, which was comparable to its PATMI in 9M2008, excluding gains resulting from the transfer of transmission and distribution pipeline assets to PowerGas in September 2008. Meanwhile, the business continued to see a broadening of its PATMI base. Contributions from overseas operations grew to 39% of Utilities' PATMI, with earnings from Vietnam, the Middle East and China growing nearly three-fold to S$30.6 million during the nine-month period.

Commenting on the Group's results, Mr Tang Kin Fei, Group President & CEO of Sembcorp Industries, said: "Sembcorp's focus on operational excellence and efficiency has enabled us to grow our profits and deliver a healthy performance for the first nine months of the year despite the difficult economic climate."

FY2009 Outlook

Sentiments relating to the global economic and financial environment have improved. However, the recovery of the global economy will take time.

Sembcorp remains committed to delivering satisfactory operating results for the year.

Highlights from Sembcorp's 9M2009 Financial Results

- Turnover of S$7.2 billion, down 1%
- PBT of S$720 million, up 5%
- PATMI of S$423.7 million, up 4%
- ROE (annualised) at 19.5%
- EVA at S$397.7 million
- Strong balance sheet and cash flow
  - Net cash
  - Operating cash flow (before changes in working capital) of S$819.3 million

– END –

For media and analysts' queries please contact:

Ng Lay San (Ms)	Fock Siu Ling (Ms)
Vice President	PR Counsel
Group Corporate Relations	Group Corporate Relations
DID: +65 6723 3150	DID: +65 6723 3152
Email: ng.laysan@sembcorp.com	Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading utilities and marine group. With facilities with over 3,300 megawatts of installed power capacity and over 4 million cubic metres of water under management per day, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom and the Middle East. In addition, it is a world leader in marine & offshore engineering, as well as an established developer of integrated industrial townships in Asia.

Sembcorp Industries has total assets of over S$9 billion and employs around 6,500 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

sembcorp

9M2009 Results Announcement

November 6, 2009



Scope of Presentation

sembcorp

- CEO's Report
- Financial Review
- Group Outlook

© Sembcorp Industries 2009

sembcorp

CEO's Report

Tang Kin Fei

Group President & CEO

9M2009 Performance Round-up

sembcorp

Turnover of S$7.2 billion, down 1%

PBT of S$720 million, up 5%

PATMI of S$423.7 million, up 4%

ROE (annualised) at 19.5%

EVA at S$397.7 million

Strong balance sheet and cash flow

- Net cash
- Operating cash flow* of S$819.3 million

* Operating cash flow before changes in working capital

© Sembcorp Industries 2009

4

Positioning for the Future

sembcorp

- **More than a year of difficult global economic and financial market conditions**
- **Sentiments now improving. However, recovery of the global economy will take time**
- **Focus has been on managing existing businesses well and on project execution**
  - Cost management
  - Operational excellence
  - Sound balance sheet and strong operating cash flow

Continued delivery of healthy performance

© Sembcorp Industries 2009

Positioning for the Future

sembcorp

- **Capitalising on opportunities**

  Strengthening Energy & Water Capabilities, Providing Urban Solutions

  - Completion of integrated wastewater treatment membrane bioreactor plant on Jurong Island, Singapore ☑
  - Completion of 15 MiGD first phase of Sembcorp Changi NEWater plant, Singapore ☑
  - Completion of 10,000m^3/day industrial wastewater treatment plant in Tianjin, China ☑
  - Completion of G-to-G showcase high concentration wastewater treatment plant in Zhangjiagang, China ☑
  - Completion of plant expansion to 893 MW power capacity and achievement of project completion for the Fujairah 1 IWPP, UAE ☑
  - Co-developing the Sino-Singapore Nanjing Eco High-Tech Island, China ☑

Focused on creating shareholder value

© Sembcorp Industries 2009

sembcorp

Financial Review

Lim Joke Mui
Group CFO

Group Profit & Loss

sembcorp

(S$M)	9M09	9M08	Δ%
Turnover	7,155	7,235	(1)
EBIT	652	558	17
EBITDA	796	705	13
PBT	720	685	5
PATMI	424	406	4
EPS (cents)	23.8	22.8	4

© Sembcorp Industries 2009

Group Turnover

sembcorp

(S$M)	9M09	9M08	Δ%
Utilities	2,511	3,493	(28)
Marine	4,380	3,444	27
Environment	145	162	(11)
Industrial Parks	10	13	(17)
Other Businesses	109	123	(12)
TOTAL	7,155	7,235	(1)

© Sembcorp Industries 2009

Group PATMI

sembcorp

(S$M)	9M09	9M08	Δ%
Utilities	151.2	170.4	(11)
Marine	247.9	220.5	12
Environment	9.2	(0.1)	NM
Industrial Parks	15.2	21.1	(28)
Other Businesses	16.1	3.5	367
Corporate	(15.9)	(9.2)	(73)
PATMI	**423.7**	**406.2**	**4**

© Sembcorp Industries 2009

Utilities Turnover & PATMI

(S$M)	9M09	9M08	Δ%
TURNOVER			
Singapore	2,202.6	2,977.2	(26)
UK	283.5	498.3	(43)
Other countries	47.9	46.2	4
Total Turnover	**2,534.0**	**3,521.7**	**(28)**
PATMI			
Singapore	96.6	118.6	(19)
UK	30.2	52.9	(43)
Other countries	30.6	10.6	188
Corporate & Others	(6.2)	(11.7)	47
Total PATMI	**151.2**	**170.4**	**(11)**

Note: Figures are stated before intercompany eliminations

Broad-based Income Stream

Utilities 9M2009 PATMI
Excluding Corporate and Others


Other Countries
39%
Singapore
61%

- **Overseas operations contribute 39% of PATMI**

Utilities 9M2009 Overseas PATMI
Excluding Corporate and Others


Vietnam,
China and
Middle East
50%
UK
50%

- **Vietnam, Middle East and China contribute 50% of overseas PATMI**

Group Capex

(S$M)		9M09
Fixed Asset Items		**120.9**
– Utilities	63.3	
– Marine	50.7	
– Environment	5.1	
– Other Businesses	1.8	
Equity Investments		**98.7**
– Utilities	66.0	
– Marine	13.4	
– Environment	14.5	
– Industrial Parks	4.8	
TOTAL		**219.6**

© Sembcorp Industries 2009

Group Cash Flow

(S$M)	9M09	9M08
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	819	719
- changes in working capital	(380)	1,314
- tax paid	(10)	(46)
	429	1,987
CASH FLOW FROM INVESTING ACTIVITIES		
- divestment proceeds and sale of fixed assets	8	124
- acquisitions of investments	(85)	(1)
- loans to associates	(67)	-
- acquisitions of minority interests	(13)	-
- acquisitions of fixed and intangible assets	(121)	(256)
- dividends, interest and others	36	60
	(242)	(73)
CASH FLOW FROM FINANCING ACTIVITIES		
- issue of shares by Sembcorp/ subsidiaries	-	14
- proceeds from ESOS exercised with issue of treasury shares	10	15
- purchase of treasury shares by Sembcorp / subsidiary	-	(145)
- net borrowings / (repayment of loans and interest)	54	(366)
- dividend paid and others	(300)	(376)
	(236)	(858)
NET (OUTFLOW) / INFLOW DURING THE PERIOD	(49)	1,056
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,357	2,339
FREE CASH FLOW	334*	2,057

*Free Cash Flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure of S$147 million

© Sembcorp Industries 2009

Group Borrowings

sembcorp

(S$M)	Sept 30, 09	Dec 31, 08
PF loans	326	362
Long-term	353	236
Short-term	231	219
Gross	**910**	**817**
Less: Cash and FD	(2,357)	(2,401)
Net Debt / (Cash)	**(1,447)**	**(1,584)**
Net Gearing Ratio	**Net Cash**	**Net Cash**
Exclude PF*		
Net Debt / (Cash)	**(1,615)**	**(1,825)**
Net Gearing Ratio	**Net Cash**	**Net Cash**

* PF – Non-recourse project financing

© Sembcorp Industries 2009

Financial Indicators

sembcorp

	9M09	FY08 (ACTUAL)
Before EI		
EPS (cents)	31.8*	30.0
ROE (%)	19.5*	19.0
ROTA (%)	9.5*	9.5
Interest Cover (times)	25	22
After EI		
EPS (cents)	31.8*	28.5
ROE (%)	19.5*	18.0
ROTA (%)	9.5*	9.0
Interest Cover (times)	25	21
Per Share		
NAV (S$)	1.72	1.46
NTA (S$)	1.65	1.39
Economic Value Added	9M09	9M08
EVA (S$M)	397.7	398.8

* Annualised

© Sembcorp Industries 2009

Group Outlook

sembcorp

Sentiments relating to the global economic and financial environment have improved. However, the recovery of the global economy will take time.

Sembcorp remains committed to delivering satisfactory operating results for the year.

© Sembcorp Industries 2009

sembcorp

sembcorp

Vital Partners. Essential Solutions.

© Sembcorp Industries 2009

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although Sembcorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about Sembcorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. Sembcorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Group Profit & Loss

(S$M)	3Q09	3Q08	Δ%
Turnover	2,577	2,501	3
EBIT	234	209	12
EBITDA	283	259	9
PBT	255	250	2
PATMI	148	145	2
EPS (cents)	8.3	8.2	2

© Sembcorp Industries 2009

Group Turnover

(S$M)	3Q09	3Q08	Δ%
Utilities	982	1,267	(23)
Marine	1,520	1,144	33
Environment	50	55	(11)
Industrial Parks	3	4	(28)
Other Businesses	22	31	(27)
TOTAL	2,577	2,501	3

© Sembcorp Industries 2009

Group PATMI

(S$M)	3Q09	3Q08	Δ%
Utilities	52.2	66.3	(21)
Marine	88.8	86.1	3
Environment	3.8	(4.1)	NM
Industrial Parks	4.4	7.2	(39)
Other Businesses	6.4	(7.5)	NM
Corporate	(7.4)	(3.1)	(139)
PATMI	**148.2**	**144.9**	**2**

© Sembcorp Industries 2009

Utilities Turnover & PATMI

sembcorp

(S$M)	3Q09	3Q08	Δ%
TURNOVER			
Singapore	888.7	1,118.6	(21)
UK	83.7	142.3	(41)
Other countries	17.0	16.4	4
Total Turnover	**989.4**	**1,277.3**	**(23)**
PATMI			
Singapore	35.9	48.6	(26)
UK	8.4	18.5	(55)
Other countries	10.9	2.3	357
Corporate & Others	(3.0)	(3.1)	3
Total PATMI	**52.2**	**66.3**	**(21)**

Note: Figures are stated before intercompany eliminations

● Sembcorp Industries 2009

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2009 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2009

The Board of Directors of Sembcorp Industries Ltd wishes to announce the unaudited results of the Group for the third quarter and nine months ended September 30, 2009.

1. CONSOLIDATED INCOME STATEMENT

		GROUP			GROUP		
	Note	3Q09 $'000	3Q08 $'000	+ / (-) %	9M09 $'000	9M08 $'000	+ / (-) %
Turnover	2a	**2,577,346**	**2,501,367**	**3.0**	**7,155,434**	**7,234,778**	**(1.1)**
Cost of sales	2a	(2,277,764)	(2,251,643)	1.2	(6,343,903)	(6,542,637)	(3.0)
Gross profit	2a	299,582	249,724	20.0	811,531	692,141	17.2
General & administrative expenses	2b	(69,284)	(70,410)	(1.6)	(190,778)	(195,724)	(2.5)
Non-operating income (net)	2c	7,688	38,300	(79.9)	40,769	87,134	(53.2)
Finance costs	2d	(10,096)	(12,042)	(16.2)	(31,419)	(36,822)	(14.7)
Share of results (net of tax) of:							
- Associates	2e	10,461	33,336	(68.6)	43,711	105,605	(58.6)
- Joint ventures	2e	17,097	10,844	57.7	46,326	32,166	44.0
Profit before income tax expense		**255,448**	**249,752**	**2.3**	**720,140**	**684,500**	**5.2**
Income tax expense	2f	(42,784)	(31,314)	36.6	(113,976)	(100,055)	13.9
Profit for the period		**212,664**	**218,438**	**(2.6)**	**606,164**	**584,445**	**3.7**
Attributable to:							
Shareholders of the Company		148,132	144,929	2.2	423,681	406,216	4.3
Minority interests		64,532	73,509	(12.2)	182,483	178,229	2.4
		212,664	**218,438**	**(2.6)**	**606,164**	**584,445**	**3.7**
Economic Value Added	2i	**150,971**	**138,210**	**9.2**	**397,677**	**398,800**	**(0.3)**
Earnings per ordinary shares (cents)							
- basic		8.33	8.15	2.2	23.82	22.83	4.3
- diluted		8.26	8.08	2.2	23.66	22.63	4.6

2. Notes to Consolidated Income Statement

2a. Turnover, Cost of Sales

	GROUP			GROUP		
	3Q09	3Q08	+ / (-)	9M09	9M08	+ / (-)
	$'000	$'000	%	$'000	$'000	%
Turnover	2,577,346	2,501,367	3.0	7,155,434	7,234,778	(1.1)
Cost of sales	(2,277,764)	(2,251,643)	1.2	(6,343,903)	(6,542,637)	(3.0)
Gross profit	299,582	249,724	20.0	811,531	692,141	17.2
Included in Cost of sales:-						
Depreciation and amortisation	(45,950)	(46,208)	(0.6)	(132,305)	(136,987)	(3.4)
Allowance made for impairment losses - property, plant and equipment	(1,231)	(7,865)	(84.3)	(1,331)	(7,865)	(83.1)

Group turnover – refer to Page 14, note 11.

Group gross profit increased by 20% and 17% in 3Q09 and 9M09 respectively. The higher margin was mainly due to increased gross margin from the Marine's rig building, offshore and conversion projects.

Lower depreciation charge was recorded in 9M09 following the transfer of transmission and distribution pipeline assets to PowerGas Ltd in 9M08 as well as the translation of £ to S$ for our UK operations.

3Q09 and 9M09 included impairment provision on fixed assets made by Utilities' UK. An impairment was made for part of plant and machinery for our Environment business in 3Q08 and 9M08.

2b. General & administrative expenses

		GROUP			GROUP		
		3Q09	3Q08	+ / (-)	9M09	9M08	+ / (-)
		$'000	$'000	%	$'000	$'000	%
General & administrative expenses		(69,284)	(70,410)	(1.6)	(190,778)	(195,724)	(2.5)
Included in general & administrative expenses: -							
Depreciation and amortisation	(i)	(3,872)	(3,971)	(2.5)	(12,239)	(10,730)	14.1
Allowance (made) / written back for doubtful debts and bad debts written off (net)	(ii)	(4,849)	782	NM	(6,370)	2,425	NM
Allowance made for impairment losses - property, plant and equipment	(iii)	(594)	-	NM	(3,214)	(69)	NM
- interests in other investment	(iv)	-	-	-	(7,536)	-	NM

General and administrative expenses ("G&A") expenses fell by 2% in 9M09 due to reduced share-based expenses, receipt of Jobs Credit grants and cost management measures adopted by the Group.

(i) Higher depreciation charge in 9M09 mainly arose from Marine.
(ii) Specific allowance for doubtful debts in 3Q09 and 9M09 included allowance made for a UK customer placed under administration. Allowance for doubtful debts for 3Q08 and 9M08 included write-back of provision for loan.
(iii) 9M09 included fixed assets impaired by Utilities' China and Marine.
(iv) An impairment was made in 9M09 to an investment by Marine.

2. Notes to Consolidated Income Statement (Cont'd)

2c. Non-operating income

		GROUP			GROUP		
		3Q09	3Q08	+ / (-)	9M09	9M08	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Non-operating income		7,688	38,300	(79.9)	40,769	87,134	(53.2)
Included in non-operating income: -							
Dividend income		144	853	(83.1)	8,376	9,265	(9.6)
Other income	(i)	8,171	8,380	(2.5)	28,704	42,750	(32.9)
Interest income	(ii)	4,322	8,994	(51.9)	9,887	26,010	(62.0)
Changes in fair value of financial instruments	(iii)	910	677	34.4	1,473	(9,695)	NM
Foreign exchange (loss) / gain	(iv)	(4,338)	6,921	NM	(3,775)	5,394	NM
(Loss) / Gain on sale of property, plant & equipment and investment properties	(v)	(939)	17,097	NM	(1,165)	18,142	NM

(i) Other income included scrap sale, sale of strategic diesel and other non-operating income. Other income was lower in 9M09 mainly due to lower gain on sale of strategic diesel and lower scrap sales.
(ii) Lower interest income in 3Q09 and 9M09 was mainly attributable to lower interest rates.
(iii) 3Q09 and 9M09 included fair value adjustments of foreign currency forward contracts
(iv) Exchange loss in 3Q09 and 9M09 was mainly from Marine arising from the weakening of United States dollar.
(v) 3Q08 and 9M08 included gain from the transfer of transmission and distribution pipeline assets to PowerGas Ltd.

2d. Finance Costs

Finance costs reduced in both 3Q09 and 9M09 due to lower average bank borrowings.

2e. Share of results (net of tax) of Associates and Joint Ventures

The Group recorded lower results from associates and joint ventures in both 3Q09 and 9M09, mainly due to substantially lower contribution from Cosco Shipyard Group Co. Ltd partially offset by better performance from our Utilities' operations in China, Middle East and Vietnam.

2f. Income Tax expense

	GROUP			GROUP		
	3Q09	3Q08	+ / (-)	9M09	9M08	+ / (-)
	$'000	$'000	%	$'000	$'000	%
Income tax						
- Net (under) / write-back of an over provision of tax in respect of prior years	(4)	3,431	NM	(638)	7,273	NM
Deferred tax						
- Write-back of provision for deferred tax due to reduction in corporate tax rate from 18% to 17%	-	-	-	8,681	-	NM

2. Notes to Consolidated Income Statement (Cont'd)

2g. Earnings per ordinary share

Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	Group 3Q09	Group 3Q08	+ / (-) %	Group 9M09	Group 9M08	+ / (-) %
(i) Based on the weighted average number of shares (in cents)	8.33	8.15	2.2	23.82	22.83	4.3
- Weighted average number of shares (in million)	1,779.7	1,778.4	0.1	1,778.8	1,779.6	(0.0)
(ii) On a fully diluted basis (in cents)	8.26	8.08	2.2	23.66	22.63	4.6
- Adjusted weighted average number of shares (in million)	1,793.5	1,794.3	(0.0)	1,790.6	1,795.2	(0.3)

2h. Exceptional/Extraordinary Item

There was no exceptional/extraordinary item during the period.

2i. Economic Value Added

Higher Economic Value Added ("EVA") was generated in 3Q09 as compared to 3Q08 due to higher net operating profit after tax ("NOPAT") arising from increase in operating profits coupled with lower capital charge.

3. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	GROUP 3Q09 $'000	GROUP 3Q08 $'000	GROUP 9M09 $'000	GROUP 9M08 $'000
Profit for the period	212,664	218,438	606,164	584,445
Translation adjustments	(26,160)	24,201	22,625	(12,990)
Exchange differences on hedge of net investment in a foreign operation	-	-	(1,744)	-
Share of other comprehensive income / (expense) of associates and joint venture companies	93	(3,508)	66,170	(5,305)
Net fair value changes of cash flow hedges	21,207	(148,040)	135,779	(119,271)
Net fair value changes of cash flow hedges transferred to the income statement	(37)	-	201	-
Net fair value changes of available-for-sale financial assets	(5,072)	(153,386)	22,020	(393,004)
Net fair value changes of available-for-sale financial assets transferred to the income statement	4	-	7,540	(725)
Other comprehensive (expense) / income for the period	(9,965)	(280,733)	252,591	(531,295)
Total comprehensive income / (expense) for the period	**202,699**	**(62,295)**	**858,755**	**53,150**
Attributable to:				
Shareholders of the Company	131,319	(49,086)	642,847	37,844
Minority interest	71,380	(13,209)	215,908	15,306
Total comprehensive income / (expense) for the period	**202,699**	**(62,295)**	**858,755**	**53,150**

4. BALANCE SHEETS

	GROUP		COMPANY	
	As at 30/09/2009 $'000	As at 12/31/2008 $'000	As at 30/09/2009 $'000	As at 12/31/2008 $'000
Equity attributable to shareholders of the Company:-				
Share capital	554,037	554,037	554,037	554,037
Surplus / (Deficit) in other reserves	195,804	(42,381)	(3,942)	(12,111)
Accumulated profits	2,310,359	2,082,541	995,464	879,454
	3,060,200	2,594,197	1,545,559	1,421,380
Minority interests	774,372	670,660	-	-
Total equity	3,834,572	3,264,857	1,545,559	1,421,380
Non-current assets				
Property, plant and equipment	2,526,419	2,498,577	482,345	485,403
Investment properties	26,453	25,959	-	-
Investments in subsidiaries	-	-	1,485,271	1,486,570
Interests in associates	617,533	564,388	-	-
Interests in joint ventures	306,708	280,816	-	-
Other financial assets	174,803	146,080	-	-
Long-term receivables and prepayments	351,297	231,401	852	940
Intangible assets	114,447	114,771	19,036	19,036
Deferred tax assets	33,249	35,217	-	-
	4,150,909	3,897,209	1,987,504	1,991,949
Current assets				
Inventories and work-in-progress	1,399,965	949,846	8,141	9,353
Trade and other receivables	1,471,008	1,219,101	214,028	217,379
Bank balances, fixed deposits and cash	2,357,161	2,400,954	207,381	45,541
	5,228,134	4,569,901	429,550	272,273
Current liabilities				
Trade and other payables	2,737,827	2,621,434	140,532	316,534
Excess of progress billings over work-in-progress	1,026,308	975,033	-	-
Provisions	63,334	63,753	12,193	12,675
Current tax payable	320,383	249,882	-	-
Interest-bearing borrowings	290,682	285,768	-	-
	4,438,534	4,195,870	152,725	329,209
Net current assets / (liabilities)	789,600	374,031	276,825	(56,936)
	4,940,509	4,271,240	2,264,329	1,935,013
Non-current liabilities				
Deferred tax liabilities	311,930	271,960	48,453	50,671
Provisions	10,245	10,254	500	500
Retirement benefit obligations	13,287	13,552	-	-
Interest-bearing borrowings	610,037	522,550	-	-
Other long-term liabilities	160,438	188,067	669,817	462,462
	1,105,937	1,006,383	718,770	513,633
	3,834,572	3,264,857	1,545,559	1,421,380

4. BALANCE SHEETS (Cont'd)

4a. Group's borrowings and debt securities

	As at 30/9/2009 $'000	As at 31/12/2008 $'000
Amount repayable:		
(i) In one year or less, or on demand		
Secured	73,549	81,750
Unsecured	218,057	205,401
	291,606	287,151
(ii) After one year		
Secured	284,488	319,740
Unsecured	333,368	210,461
	617,856	530,201
Total	909,462	817,352

(iii) Details of any collaterals

The Group's borrowings are secured by property, plant and equipment, capital work-in-progress and investment properties with carrying values amounting to $955.5 million (31/12/2008 : $925.2 million).

4b. Net asset value

	Group		Company	
	30/9/2009	31/12/2008	30/9/2009	31/12/2008
Net asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.72	1.46	0.87	0.80
Net tangible asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.65	1.39	0.86	0.79

4c. Notes to Balance Sheets

(i) Group

Equity

The increase in "Other reserves" was mainly due to (i) currency translation gain, (ii) fair value gain on foreign currency forward and fuel oil swap contracts, (iii) fair value gain on Cosco Corporation (S) Ltd ("Cosco") shares held by Marine as well as (iv) the reversal of fair value loss residing in the share of reserves of associates following the repayment of the equity bridging loan ("EBL") by Emirates Sembcorp Water & Power Company ("ESWPC") in February 2009.

Non-current assets

The increase in other financial assets was mainly due to fair value adjustments for Cosco shares held by Marine. Increase in "Long-term receivables and prepayments" pertained mainly to the Changi NEWater plant constructed in a service concession arrangement.

Net current assets

"Inventories and work-in-progress" and "Trade and other receivables" increased significantly mainly due to increase in rig building, offshore and conversion projects.

"Trade and other payables" was higher due to increase in rig building, offshore and conversion projects. "Excess of progress billings over work-in-progress" increased mainly due to receipts from customers for both rig building projects in progress and completed projects.

4. **BALANCE SHEETS** (Cont'd)

4c. **Notes to Balance Sheets** (Cont'd)

(ii) Company

Net current assets

"Bank balances, fixed deposits and cash" increased mainly due to dividends received from a listed subsidiary. The decrease in "Trade and other payables" relates to repayment of amount due to the Group's wholly owned treasury subsidiary, Sembcorp Financial Services Pte Ltd ("SFS").

Non-current liabilities

Increase in "Other long-term liabilities" related to amount due to SFS.

5. CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	GROUP 3Q09 $'000	GROUP 3Q08 $'000	GROUP 9M09 $'000	GROUP 9M08 $'000
Cash flows from Operating Activities					
Profit for the period		212,664	218,438	606,164	584,445
Adjustments for :					
Dividend and interest income		(4,466)	(9,847)	(18,263)	(35,275)
Finance costs		10,096	12,042	31,419	36,822
Depreciation and amortisation		49,822	50,179	144,544	147,717
Share of results of associates and joint ventures		(27,558)	(44,180)	(90,037)	(137,771)
Loss / (gain) on disposal of property, plant and equipment & intangible assets		1,024	(17,097)	1,250	(18,148)
Loss / (gain) on disposal of other financial assets (net)		200	-	(1,953)	(536)
Allowance made / (written back) for doubtful debts and bad debts written off (net)		4,849	(782)	6,370	(2,425)
Allowance made / (written back) for stock obsolescence and inventories written off		475	(329)	621	851
Changes in fair value of financial instruments		(910)	(677)	(1,473)	9,895
Share-based expenses		5,568	8,049	13,495	25,193
Allowance made for impairment in value of assets and assets written off (net)		3,003	7,881	13,532	7,957
Negative goodwill		-	-	(298)	-
Income tax expenses		42,784	31,314	113,976	100,055
Operating profit before working capital changes		297,551	254,991	819,347	718,780
Changes in working capital:					
Inventories and work-in-progress		(158,024)	585,211	(399,082)	1,162,147
Receivables		68,228	(302,216)	(364,171)	(701,315)
Payables		(63,685)	273,347	383,035	853,598
		144,070	811,333	439,129	2,033,210
Income tax received / (paid)		3,579	(22,850)	(10,181)	(45,815)
Net cash inflow from operating activities		147,649	788,483	428,948	1,987,395
Cash flows from Investing Activities					
Dividend and interest received		5,035	13,091	36,513	59,563
Cash flows on sale of subsidiaries, net of cash disposed	5a	14	-	14	(219)
Proceeds from sale of associates and joint ventures		-	-	2,894	1,818
Proceeds from sale of investments		1	-	1,757	3,364
Proceeds from sale of property, plant and equipment		1,774	90,558	4,006	92,108
Proceeds from sale of intangibles		13	-	13	-
Proceeds from sale of asset held for sale		-	-	-	26,682
Loans to associates		-	-	(67,259)	-
Additional interest in associates		(19,331)	-	(85,360)	-
Acquisition of minority interest		-	-	(13,428)	-
Acquisition of associates and joint ventures		-	-	-	(680)
Acquisition of other financial assets		(32)	-	(32)	-
Purchase of property, plant and equipment		(51,074)	(89,552)	(120,887)	(255,125)
Payment for intangible assets		(2)	(35)	(13)	(356)
Net cash (outflow) / inflow from investing activities		(63,602)	14,062	(241,782)	(72,845)
Cash flows from Financing Activities					
Proceeds from share issue		-	-	-	2,763
Proceeds from share issue to minority shareholders of subsidiaries		-	9,648	177	10,778
Proceeds from ESOS exercised with issue of treasury shares		954	1,337	2,801	3,948
Proceeds from ESOS exercised with issue of treasury shares to minority shareholders of subsidiaries		6,172	8,093	7,437	10,610
Purchase of treasury shares		-	(14,087)	-	(50,825)
Purchase of treasury shares by subsidiary		-	(43,419)	-	(93,745)
Proceeds from borrowings		83,409	14,527	795,459	381,069
Repayment of borrowings		(229,497)	(107,434)	(720,316)	(713,114)
Net decrease in other long term liabilities		(20)	(5,877)	(9)	(10,617)
Dividend paid to shareholders of the Company		-	-	(195,716)	(266,890)
Dividends paid to minority shareholders of subsidiaries		(45,514)	(49,648)	(104,658)	(97,839)
Interest paid		(6,249)	(12,223)	(21,565)	(33,880)
Net cash outflow from financing activities		(190,745)	(199,083)	(236,390)	(857,742)
Net (decrease) / increase in cash and cash equivalents		(106,698)	603,462	(49,224)	1,056,808
Cash and cash equivalents at beginning of the period		2,467,366	1,738,629	2,400,954	1,296,003
Effect of exchange rate changes on balances held in foreign currency		(3,507)	(3,553)	5,431	(14,273)
Cash and cash equivalents at end of the period	5b	2,357,161	2,338,538	2,357,161	2,338,538

5. CONSOLIDATED STATEMENT OF CASH FLOWS (Cont'd)

5a. Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

	Group		Group	
	3Q09	3Q08	9M09	9M08
	$'000	$'000	$'000	$'000
Non-current assets	246	-	246	22,067
Net current assets / (liabilities)	144	-	144	(10,341)
Non-current liabilities	-	-	-	(2,044)
Minority Interest	(188)	-	(188)	(7,566)
Loss on disposal	(109)	-	(109)	(597)
Currency translation reserve	(11)	-	(11)	824
Total cash consideration	82	-	82	2,343
Less: consideration not yet received	-	-	-	(2,343)
Less: Cash & bank balances of subsidiaries disposed	(68)	-	(68)	(219)
Cash flows on sale of subsidiaries, net of cash disposed	14	-	14	(219)

5b. Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of cash flows comprise the following balance sheet amounts:

	Group	
	As at 30/09/2009	As at 30/09/2008
	$'000	$'000
Bank balances, fixed deposits and cash	2,357,161	2,347,078
Bank overdrafts	-	(8,540)
	2,357,161	2,338,538

5c. Notes to Consolidated Statement of Cash Flows

Net cash inflow from operating activities for 9M09 was $428.9 million. The decrease in cash inflow from operating activities was mainly due to receipts from more ongoing and completed projects in 9M08 as compared to 9M09 arising from collections in accordance with the agreed projects payment terms.

Net cash outflow from investing activities for 9M09 was $241.8 million. Spending of $120.9 million on expansion and operational capex, $85.4 million on equity interest into associates and $67.3 million on shareholder's loan to an associate in 9M09 were partially offset by dividend and interest received of $36.5 million.

Net cash outflow from financing activities for 9M09 of $236.4 million related mainly to dividends and interest paid, partially offset by net proceeds from borrowings.

6. STATEMENTS OF CHANGES IN EQUITY

6a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company							
		Surplus / (Deficit) in other reserves						
	Share Capital	Reserve for own shares	Currency Translation Reserve	Others	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1H09								
At January 1, 2009	554,037	(34,731)	(121,650)	114,000	2,082,541	2,594,197	670,660	3,264,857
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	177	177
Treasury shares transferred to employees	-	9,963	-	(6,955)	-	3,008	90	3,098
Treasury shares held by subsidiary	-	-	-	763	-	763	-	763
Share-based payments	-	-	-	9,702	-	9,702	-	9,702
Realisation of reserve upon disposal of investments and changes in group structure	-	-	1,164	-	71	1,235	(14,526)	(13,291)
Dividends paid	-	-	-		(195,716)	(195,716)	(59,144)	(254,860)
Total comprehensive income for the period	-	-	46,606	189,373	275,549	511,528	144,528	656,056
At June 30, 2009	554,037	(24,768)	(73,880)	306,883	2,162,445	2,924,717	741,785	3,666,502
3Q09								
Treasury shares transferred to employees	-	1,703	-	(1,734)	-	(31)	(106)	(137)
Treasury shares held by subsidiary			-	3,761	-	3,761	2,913	6,674
Share-based payments	-	-	-	1,284	-	1,284	3,435	4,719
Realisation of reserve upon disposal of investments and changes in group structure	-	-	(632)	-	(218)	(850)	479	(371)
Dividends paid	-	-	-	-	-	-	(45,514)	(45,514)
Total comprehensive income for the period	-	-	(20,013)	3,200	148,132	131,319	71,380	202,699
At September 30, 2009	554,037	(23,065)	(94,525)	313,394	2,310,359	3,060,200	774,372	3,834,572

	Attributable to shareholders of the Company							
		Surplus / (Deficit) in other reserves						
	Share Capital	Reserve for own shares	Currency Translation Reserve	Others	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1H08								
At January 1, 2008	551,274	-	(37,383)	676,831	1,842,096	3,032,818	797,211	3,830,029
Issue of shares under Share Option Plan	2,763					2,763		2,763
Issue of shares to minority shareholders of subsidiaries							1,130	1,130
Share buyback - held as treasury shares		(36,738)		-		(36,738)	-	(36,738)
Treasury shares transferred to employees	-	12,945	-	(9,850)	-	3,095	(118)	2,977
Treasury shares held by subsidiary				(28,796)	-	(28,796)	(18,670)	(47,466)
Share-based payments				9,729		9,729	2,465	12,194
Realisation of reserve upon disposal of investments and changes in group structure			122	103	(662)	(437)	(7,672)	(8,109)
Dividends paid	-	-	-	-	(266,890)	(266,890)	(48,191)	(315,081)
Total comprehensive income for the period	-	-	(32,645)	(141,712)	261,287	86,930	28,515	115,445
At June 30, 2008	554,037	(23,793)	(69,906)	506,305	1,835,831	2,802,474	754,670	3,557,144
3Q08								
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	9,648	9,648
Share buyback - held as treasury shares	-	(14,087)	-	-	-	(14,087)	-	(14,087)
Treasury shares transferred to employees	-	2,853	-	(1,472)	-	1,381	(96)	1,285
Treasury shares held by subsidiary	-	-	-	(21,791)	-	(21,791)	(14,103)	(35,894)
Share-based payments	-	-	-	4,164	-	4,164	1,165	5,329
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	8	546	554	(3,857)	(3,303)
Dividends paid	-	-	-	-	-	-	(49,648)	(49,648)
Total comprehensive income for the period	-	-	21,144	(215,159)	144,929	(49,086)	(13,209)	(62,295)
At September 30, 2008	554,037	(35,027)	(48,762)	272,055	1,981,306	2,723,609	684,570	3,408,179

6. STATEMENTS OF CHANGES IN EQUITY (Cont'd)

6b. Statements of Changes in Equity of the Company

	Share Capital	Surplus / (Deficit) in other reserves: Reserve for own shares	Surplus / (Deficit) in other reserves: Others	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1H09					
At January 1, 2009	554,037	(34,731)	22,620	879,454	1,421,380
Share-based payments	-	-	3,594	-	3,594
Treasury shares transferred to employees	-	9,963	(8,118)	-	1,845
Dividends paid	-	-	-	(195,716)	(195,716)
Total comprehensive income for the period	-	-	-	252,404	252,404
At June 30, 2009	**554,037**	**(24,768)**	**18,096**	**936,142**	**1,483,507**
3Q09					
Share-based payments	-	-	1,778	-	1,778
Treasury shares transferred to employees	-	1,703	(751)	-	952
Total comprehensive income for the period	-	-	-	59,322	59,322
At September 30, 2009	**554,037**	**(23,065)**	**19,123**	**995,464**	**1,545,559**

	Share Capital	Surplus / (Deficit) in other reserves: Reserve for own shares	Surplus / (Deficit) in other reserves: Others	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1H08					
At January 1, 2008	551,274	-	23,699	884,427	1,459,400
Issue of shares under Share Option Plan	2,763	-	-	-	2,763
Share-based payments	-	-	6,324	-	6,324
Share buyback - held as treasury shares	-	(36,738)	-	-	(36,738)
Treasury shares transferred to employees	-	12,945	(10,349)	-	2,596
Dividends paid	-	-	-	(266,890)	(266,890)
Total comprehensive income for the period	-	-	-	192,247	192,247
At June 30, 2008	**554,037**	**(23,793)**	**19,674**	**809,784**	**1,359,702**
3Q08					
Share-based payments	-	-	2,224	-	2,224
Share buyback - held as treasury shares	-	(14,087)	-	-	(14,087)
Treasury shares transferred to employees	-	2,853	(1,524)	-	1,329
Total comprehensive income for the period	-	-	-	60,439	60,439
At September 30, 2008	**554,037**	**(35,027)**	**20,374**	**870,223**	**1,409,607**

6. STATEMENTS OF CHANGES IN EQUITY (Cont'd)

6c. Changes in the Company's share capital

Issued and paid up capital

As at September 30, 2009, the Company's issued and paid up capital excluding treasury shares comprises 1,779,787,866 (December 31, 2008: 1,776,973,673) ordinary shares.

Share Options

During 3Q09, 410,870 (3Q08: 679,427) shares were exercised under the Company's Share Option Plan ("SOP") by way of re-issuance of treasury shares.

As at September 30, 2009, there were 8,178,536 (September 30, 2008: 11,307,003) unissued ordinary shares under options granted to eligible employees and directors under the Company's SOP.

Performance Shares

During 3Q09, no (3Q08: nil) performance shares were awarded or lapsed.

The total number of performance shares under the Performance Share Plan ("PSP") granted conditionally and representing 100% of targets to be achieved, but not released as at September 30, 2009 was 2,640,862 (September 30, 2008: 2,740,764). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 3,961,293 (September 30, 2008: 4,111,146) performance shares.

Restricted Stocks

No (3Q08: 66,900) restricted stocks were awarded in 3Q09.

During 3Q09, no (3Q08: nil) restricted stocks were released under the Restricted Stock Plan ("RSP") and 55,015 (3Q08: 34,086) restricted stocks lapsed.

The total number of restricted stocks outstanding, including awards achieved but not released as at September 30, 2009 was 5,058,487 (September 30, 2008: 4,754,999). Of this, the total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released was 4,093,300 (September 30, 2008: 3,994,031). Based on the multiplying factor, the actual release of the conditional awards could range from zero to a maximum of 6,139,950 (September 30, 2008: 5,623,120) restricted stocks.

Treasury Shares

In 3Q09, the Company re-issued 410,870 (3Q08: 679,427) treasury shares pursuant to the SOP.

As at September 30, 2009, 5,563,674 (September 30, 2008: 8,449,244) treasury shares were held that may be re-issued upon the exercise of options under the SOP and upon the vesting of performance shares and restricted stocks under the PSP and RSP respectively.

7. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

8. AUDITORS' REPORT

Not applicable.

9. ACCOUNTING POLICIES

Except as disclosed in paragraph 10 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2008.

10. CHANGES IN ACCOUNTING POLICIES

With effect from January 1, 2009, the Group adopted the following new/amended FRS and INT FRS, which are relevant to the Group's operations:

FRS 1 (revised 2008) Presentation of Financial Statements
FRS 23 (revised 2007) Borrowing Costs
Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments
FRS 108 Operating Segments
INT FRS 116 Hedges of a Net Investment in a Foreign Operation

The adoption of the above FRS and INT FRS (including consequential amendment) does not have any significant impact on the financial statements.

11. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group's turnover of $7.2 billion for 9M09 was 1% lower than 9M08. The Group's profit attributable to shareholders of the Company ("PATMI") for 9M09 was $423.7 million, an increase of 4% over 9M08.

Turnover

	3Q09	3Q08	Growth		9M09	9M08	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	981,876	1,266,434	(284,558)	(23)	2,510,917	3,492,951	(982,034)	(28)
Marine	1,520,016	1,143,821	376,195	33	4,380,146	3,443,657	936,489	27
Environment	49,433	55,269	(5,836)	(11)	144,771	162,128	(17,357)	(11)
Industrial Parks	3,217	4,450	(1,233)	(28)	10,672	12,790	(2,118)	(17)
Others/Corporate	22,804	31,393	(8,589)	(27)	108,928	123,252	(14,324)	(12)
	2,577,346	2,501,367	75,979	3	7,155,434	7,234,778	(79,344)	(1)

The reduction in 3Q09 and 9M09 Utilities' turnover was mainly from its Singapore and UK operations. Singapore's reduced turnover in 3Q09 and 9M09 was largely due to the drop in High Sulphur Fuel Oil ("HSFO") rate as the revenue are mainly indexed to HSFO. UK's 3Q09 turnover was affected by lower sales as a result of customers' closure of their facilities on-site and the weakening of pound sterling, which resulted in lower turnover in Singapore dollar terms. In addition, UK's 9M09 turnover was impacted by the expiry of certain favourable supply contracts in March 2008.

Turnover for Marine increased by 33% and 27% in 3Q09 and 9M09 respectively largely due to higher percentage of completion achieved in the rig building, offshore and conversion projects.

Decrease in turnover for Environment, mainly from its Singapore operations, in both 3Q09 and 9M09 was primarily due to lower sales tonnage and selling price of recyclables.

Revenue of Others/Corporate is mainly contributed by a subsidiary dealing in specialised construction activities. Revenue decreased in 3Q09 and 9M09 mainly due to timing difference in recognition of projects.

11. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	3Q09	3Q08	Growth		9M09	9M08	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	52,246	66,284	(14,038)	(21)	151,241	170,360	(19,119)	(11)
Marine	88,813	86,125	2,688	3	247,882	220,533	27,349	12
Environment	3,825	(4,074)	7,899	NM	9,192	(96)	9,288	NM
Industrial Parks	4,395	7,220	(2,825)	(39)	15,183	21,116	(5,933)	(28)
Others/Corporate	(1,147)	(10,626)	9,479	89	183	(5,697)	5,880	NM
	148,132	**144,929**	**3,203**	**2**	**423,681**	**406,216**	**17,465**	**4**

NM - Not Meaningful

Utilities' 3Q09 PATMI was higher than 3Q08 excluding one-off gain from the transfer of transmission and distribution pipeline assets to PowerGas Ltd in September 2008. However, our UK's 3Q09 PATMI was affected as a result of customers' closure of their facilities on-site, the weakening of the pound sterling, specific allowance for doubtful debts and an impairment on fixed assets.

Utilities' 9M09 PATMI was comparable to 9M08 excluding one-off gain from the transfer of transmission and distribution pipeline assets to PowerGas Ltd in September 2008. In 9M09, our UK business was affected by the expiry of certain favourable supply contracts as well as the weakening of the pound sterling. Meanwhile, the business continued to see a broadening of its PATMI base with better performance achieved from its Vietnam, the Middle East and China operations.

Increase in the Group's share of Marine's 3Q09 and 9M09 PATMI was mainly due to higher operating margin from its rig building and offshore and conversion projects; offset by substantially lower contribution from Cosco Shipyard Group Co. Ltd.

Our Environment business recorded increase in PATMI in 3Q09 and 9M09 due to lower operational costs. In 3Q08 and 9M08, an impairment was made for plant and machinery.

The decrease in Industrial Park's PATMI for both 3Q09 and 9M09 was attributed to lower land sales from its Vietnam industrial parks and lower results from Gallant Venture.

PATMI for Others/Corporate improved in both 3Q09 and 9M09 primarily due to better performance by our offshore engineering business.

12. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

13. PROSPECTS

Utilities

In 2009, Utilities' Singapore business is expected to continue to deliver steady operating results, while its overseas contributions from Vietnam, the Middle East and China are expected to grow.

Customers, who contributed approximately 30% of UK's 2008 turnover, announced closures of their on-site facilities in 2009/2010. However, the business will maintain a credible level of profitability.

Marine

Our Marine business has a net order book of S$6.7 billion comprising rig building, ship conversion and offshore projects. This includes the S$1.12 billion in new orders secured in the first half of 2009. These secured projects will provide a ready base-load of work and keep the Group's shipyards busy with progressive completion and deliveries from 4Q 2009 until 2012.

With the world economy showing some signs of recovery in the third quarter of 2009, driven largely by Asia, the demand for energy is expected to grow. Fundamentals for the offshore oil and gas sector remain intact with prices of oil stabilising within the US$70 to US$80 a barrel range. The long-term fundamentals driving deepwater exploration and production activities are expected to continue in order to replenish declining oil and gas reserves and to increase production to meet growing energy demand.

The ship repair business is expected to remain reasonably good for the rest of 2009 with the big docks well booked and the strong support provided by the Group's Alliance/FCC and regular customers. Singapore's strategic location and its reputation as an international maritime centre, coupled with the Group's strategic alliances and partnership fostered with long-term customers, will provide a stable base-load for the Group's ship repair sector.

Environment

Environment's Australia operations are expected to perform well and we will continue to streamline our Singapore operations.

Industrial Parks

Industrial Parks' performance to date has been affected by the global economic slowdown. However, its performance in 4Q09 is expected to be higher than the previous quarters based on the planned handover of land sold to customers in Vietnam Singapore Industrial Park ("VSIP").

Sembcorp Group

Sentiments relating to the global economic and financial environment have improved. However, the recovery of the global economy will take time.

Sembcorp remains committed to delivering satisfactory operating results for the year.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

14. DIVIDEND

No interim dividend for the period ended September 30, 2009 is recommended.

15. SEGMENTAL REPORTING

9M09

(i) Business segments

	Utilities	Marine	Environment	Industrial Parks	Others/ Corporate	Elimi- nation	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover							
External sales	2,510,917	4,380,146	144,771	10,672	108,928	-	7,155,434
Inter-segment sales	23,143	1,377	2,151	2,630	33,309	(62,610)	-
Total	**2,534,060**	**4,381,523**	**146,922**	**13,302**	**142,237**	**(62,610)**	**7,155,434**
Results							
Segment results	173,765	475,628	(22)	4,766	(2,502)	-	651,635
Interest income	3,244	6,712	101	210	19,166	(19,546)	9,887
Interest expense	(28,144)	(4,968)	(819)	-	(17,034)	19,546	(31,419)
	148,865	**477,372**	**(740)**	**4,976**	**(370)**	**-**	**630,103**
Share of results of associates	6,864	21,394	10,376	5,077	-	-	43,711
Share of results of joint ventures	28,259	5,925	-	7,726	4,416	-	46,326
	183,988	**504,691**	**9,636**	**17,779**	**4,046**	**-**	**720,140**
Income tax expense	(28,176)	(80,371)	(709)	(824)	(3,896)	-	(113,976)
Minority interest	(4,571)	(176,438)	265	(1,772)	33	-	(182,483)
Net profit for the period	**151,241**	**247,882**	**9,192**	**15,183**	**183**	**-**	**423,681**
Assets							
Segment assets	3,375,098	4,559,477	152,298	201,264	1,248,880	(1,341,823)	8,195,194
Interests in associates	-	267,622	68,095	281,816	-	-	617,533
Interests in joint ventures	124,556	42,334	-	78,934	60,884	-	306,708
Tax assets	31,928	2,675	4,473	2,361	218,171	-	259,608
Total assets	**3,531,582**	**4,872,108**	**224,866**	**564,375**	**1,527,935**	**(1,341,823)**	**9,379,043**
Liabilities							
Segment liabilities	2,052,356	2,941,021	86,392	28,300	1,145,912	(1,341,823)	4,912,158
Tax liabilities	268,864	267,931	6,151	15,562	73,805	-	632,313
Total liabilities	**2,321,220**	**3,208,952**	**92,543**	**43,862**	**1,219,717**	**(1,341,823)**	**5,544,471**
Capital expenditure	63,400	50,656	5,108	310	1,426	-	**120,900**
Significant non-cash items							
Depreciation and amortisation	78,444	53,944	6,559	1,619	3,978	-	**144,544**
Other non-cash items (including provisions, loss on disposal and exchange differences)	8,450	12,527	1,076	153	78	-	**22,284**

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	3,024,907	42	7,042,079	86	7,552,669	81	80,977	67
Rest of Asia	835,683	12	366,287	5	1,039,546	11	25,524	21
Europe	1,990,377	28	693,850	8	693,850	7	14,278	12
Others	1,304,467	18	92,978	1	92,978	1	121	-
Total	**7,155,434**	**100**	**8,195,194**	**100**	**9,379,043**	**100**	**120,900**	**100**

15. SEGMENTAL REPORTING (Cont'd)

9M08

(i) Business segments

	Utilities $'000	Marine $'000	Environment $'000	Industrial Parks $'000	Others/ Corporate $'000	Elimi-nation $'000	Total $'000
Turnover							
External sales	3,492,951	3,443,657	162,128	12,790	123,252	-	7,234,778
Inter-segment sales	28,758	2,800	2,396	1,958	14,656	(50,568)	-
Total	**3,521,709**	**3,446,457**	**164,524**	**14,748**	**137,908**	**(50,568)**	**7,234,778**
Results							
Segment results	236,599	341,721	(8,518)	3,693	(15,954)	-	557,541
Interest income	7,347	17,867	172	1,037	22,341	(22,754)	26,010
Interest expense	(31,901)	(9,773)	(1,972)	-	(15,930)	22,754	(36,822)
	212,045	**349,815**	**(10,318)**	**4,730**	**(9,543)**	**-**	**546,729**
Share of results of associates	717	84,908	13,001	6,979	-	-	105,605
Share of results of joint ventures	10,873	6,027	-	14,404	862	-	32,166
	223,635	**440,750**	**2,683**	**26,113**	**(8,681)**	**-**	**684,500**
Income tax expense	(34,273)	(66,097)	(1,151)	(1,467)	2,933	-	(100,055)
Minority interest	(19,002)	(154,120)	(1,628)	(3,530)	51	-	(178,229)
Net profit for the period	**170,360**	**220,533**	**(96)**	**21,116**	**(5,697)**	**-**	**406,216**
Assets							
Segment assets	3,537,508	4,698,540	164,803	183,753	1,085,752	(1,291,110)	8,379,246
Investment in associates	5	278,074	61,367	270,727	-	-	610,173
Investment in joint ventures	134,659	34,047	1,097	84,563	53,104	-	307,470
Tax assets	42,187	6,041	3,682	13,084	191,855	-	256,849
Total assets	**3,714,359**	**5,016,702**	**230,949**	**552,127**	**1,330,711**	**(1,291,110)**	**9,553,738**
Liabilities							
Segment liabilities	2,343,001	3,427,081	88,222	35,161	1,058,432	(1,291,110)	5,660,787
Tax liabilities	242,588	217,792	6,735	16,777	880	-	484,772
Total liabilities	**2,585,589**	**3,644,873**	**94,957**	**51,938**	**1,059,312**	**(1,291,110)**	**6,145,559**
Capital expenditure	181,150	72,939	5,887	466	2,669	-	**263,111**
Significant non-cash items							
Depreciation and amortisation	82,080	51,728	8,450	1,455	4,004	-	**147,717**
Other non-cash items (including provisions, loss on disposal and exchange differences)	7,836	13,845	404	947	1,038	-	**24,070**

(ii) Geographical segments

	Revenue $'000	%	Segment Assets $'000	%	Total Assets $'000	%	Capital Expenditure $'000	%
Singapore	4,138,762	57	7,338,120	87	7,808,091	82	160,471	61
Rest of Asia	1,213,209	17	109,287	1	789,513	8	51,324	20
Europe	1,448,422	20	907,354	11	931,339	10	51,166	19
Others	434,385	6	24,485	1	24,795	-	150	-
Total	**7,234,778**	**100**	**8,379,246**	**100**	**9,553,738**	**100**	**263,111**	**100**

15. SEGMENTAL REPORTING (Cont'd)

Notes To Segmental Analysis

15a. Business Segments

The Group comprises the following main business segments:

The Utilities segment's principal activities are in provision of centralised utilities, energy and water. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, the United Kingdom, China, Vietnam and the United Arab Emirates.

The Marine segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

The Environment segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

The Industrial Parks segment owns, develops, markets and manages industrial parks and townships in Asia.

Others/Corporate segment comprises businesses relating to minting, design and construction activities, offshore engineering and the corporate companies.

15b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and the Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

15c. Review of segment performance

Please refer to Paragraph 11 for analysis by business segments.

16. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	3Q09 $'000	**9M09 $'000**
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- PSA International Pte Ltd and its Associates	670	19,040
- MediaCorp Pte Ltd and its Associates	2,175	6,050
- PowerSeraya Limited	-	5,903
- Mapletree Investments Pte Ltd and its Associates	-	4,462
- Temasek Capital (Private) Limited and its Associates	242	2,480
- Singapore Power Limited and its Associates	485	1,271
- Singapore Technologies Telemedia Pte Ltd and its Associates	213	631
- National University Hospital (S) Pte Ltd	93	216
- Certis Cisco Security Pte Ltd	-	167
	3,878	40,220
SMRT Corporation Ltd and its Associates	16,819	55,966
Starhub Ltd and its Associates	2,630	8,174
Singapore Technologies Engineering Ltd and its Associates	-	1,444
STATS ChipPAC Ltd	-	318
Singapore Airlines Limited and its Associates	-	177
Singapore Airport Terminal Services Limited and its Associate	128	128
	23,455	106,427
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Temasek Capital (Private) Limited and its Associates [1]	169,793	432,922
- Singapore Power Limited and its Associates	4,300	10,622
	174,093	443,544
Singapore Technologies Engineering Ltd and its Associates	-	902
	174,093	444,446
Sub-Total	197,548	550,873

	Aggregate value of all interested person transactions (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	
	3Q09 $'000	**9M09 $'000**
Establishment of Joint Venture		
Temasek Holdings (Private) Limited and its Associates		
- Surbana Corporation Pte Ltd and its Associates	43,477	43,777
Divestment of investment		
- Singapore Technologies Engineering Ltd and its Associates	-	1,736
Sub-Total	43,477	45,513
Total Interested Person Transactions	**241,025**	**596,386**

Note:

1. This relates mainly to the purchase of gas by Sembcorp Cogen Pte Ltd from Sembcorp Gas Pte Ltd for the generation of electricity.

17. <u>CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL</u>

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of Sembcorp Industries Ltd (the "Company"), do hereby confirm on behalf of the directors of the Company, that to the best of their knowledge, nothing has come to their attention which would render the third quarter and nine months ended September 30, 2009 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, Sembcorp Marine Ltd, has also announced and confirmed the results for third quarter and nine months ended September 30, 2009.

On behalf of the board of directors

Peter Seah Lim Huat
Chairman

Tang Kin Fei
Director

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
November 6, 2009